UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES EARLY RESULTS OF CAPPED
CASH TENDER OFFERS FOR PART OF ITS 3.375% NOTES DUE 2028, 3.750% NOTES DUE 2030
AND 6.500% NOTES DUE 2040
AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the
“Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES EARLY RESULTS OF
CAPPED CASH TENDER OFFERS FOR PART OF ITS 3.375% NOTES DUE 2028,
3.750% NOTES DUE 2030 AND 6.500% NOTES DUE 2040
Please refer to the attached announcement for further information. AngloGold Ashanti Holdings plc is a direct, wholly-owned subsidiary of AngloGold Ashanti plc.
ENDS
London, Denver, Johannesburg
14 April 2026
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey+61 08 9425 4603 / +61 400 072 199amaxey@aga.gold
General inquiriesmedia@anglogoldashanti.com
Investors
Andrea Maxey+61 08 9425 4603 / +61 400 072 199amaxey@aga.gold
Yatish Chowthee+27 11 637 6273 / +27 78 364 2080yrchowthee@aga.gold
Website: www.anglogoldashanti.com
ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES EARLY RESULTS OF
CAPPED CASH TENDER OFFERS FOR PART OF ITS 3.375% NOTES DUE 2028,
3.750% NOTES DUE 2030 AND 6.500% NOTES DUE 2040
April 14, 2026. AngloGold Ashanti Holdings plc (the “Offeror”), a company incorporated under the laws of the Isle of Man, announces today the early results of the previously announced capped cash tender offers that the Offeror commenced on March 30, 2026 (the “Offers”), for up to $650,000,000
aggregate purchase price (exclusive of Accrued Interest), for part of its outstanding (i) $750,000,000
3.375% notes due 2028 (the “2028 Notes”), (ii) $700,000,000 3.750% notes due 2030 (the “2030
Notes”) and (iii) $300,000,000 6.500% notes due 2040 (the “2040 Notes” and together with the 2028
Notes and the 2030 Notes, the “Notes”), issued by the Offeror and guaranteed by AngloGold Ashanti plc, a company incorporated under the laws of England and Wales (“AGA”). The terms and conditions of the Offers are described in an offer to purchase dated March 30, 2026 (the “Offer to
Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.
As of April 13, 2026 at 5:00 p.m. (New York City time) (the “Early Tender Time”), as reported by
Kroll Issuer Services Limited, the Information & Tender Agent for the Offers, the principal amounts of the Notes listed in the table below had been validly tendered and not validly withdrawn:

Title of Security	ISIN / CUSIP	Principal Amount Outstanding	Sub-Cap	Acceptance Priority Level	Principal Amount Tendered at Early Tender Time	Approximate Percentage of Outstanding Notes Tendered at Early Tender Time
3.375% notes due 2028	US03512TAF84 / 03512TAF8	$750,000,000	N/A	1	$558,561,000	74.47%
3.750% notes due 2030	US03512TAE10 / 03512TAE1	$700,000,000	N/A	2	$446,457,000	63.78%
6.500% notes due 2040	US03512TAB70 / 03512TAB7	$300,000,000	$50,000,000(1)	3	$78,925,000	26.31%

(1) The aggregate maximum purchase price payable (exclusive of Accrued Interest) for the 2040 Notes pursuant to the relevant Offer is subject to a
Sub-Cap of $50,000,000.
The amount of each series of Notes to be purchased in the Offers on the Early Settlement Date will be determined in accordance with the Acceptance Priority Level specified in the table above, with 1 being the highest Acceptance Priority Level and 3 being the lowest Acceptance Priority Level, subject to the Aggregate Cap, the Sub-Cap and the proration arrangements described in more detail in the
Offer to Purchase.
The Total Consideration and the Late Tender Offer Consideration for each series of Notes accepted for purchase will be determined based on the formula set out in the Offer to Purchase on April 14,
2026 at 10:00 a.m., New York City time. The Total Consideration and Late Tender Offer
Consideration for each series of Notes, together with the aggregate principal amount of validly tendered Notes of each series that is accepted for purchase and details of the applicable proration, will be announced by a separate release later on April 14, 2026. The Early Settlement Date is expected to be April 16, 2026.
The Withdrawal Deadline was April 13, 2026 at 5:00 p.m. (New York City time). Therefore, Notes that have been validly tendered and not validly withdrawn, and Notes tendered after that date, may not be withdrawn unless otherwise required by applicable law.
The Offers will expire at 5:00 p.m., New York City time, on April 28, 2026, unless extended or earlier terminated.
The Offers are being made upon and are subject to the terms and conditions set forth in the Offer to
Purchase. The Offeror’s obligation to accept for payment and pay for the Notes validly tendered in the
Offers is subject to the satisfaction or waiver of the conditions described in the Offer to Purchase.
Notes that are accepted in the Offers will be purchased by the Offeror and cancelled and will no longer remain outstanding obligations of the Offeror.
FURTHER INFORMATION
Questions and requests for assistance in connection with the Offers may be directed to the Dealer
Managers:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom
Attention:
Liability Management Group
In Europe:
+44 20 7986 8969
In the United States:
Toll Free: +1 800 558 3745
Collect: +1 212 723 6106
Email:
liabilitymanagement.europe@citi.com
Goldman Sachs & Co. LLC 200 West Street New York, New York 10282 United States Attention: Liability Management Group Toll Free: +1 (800) 828-3182 Europe: +44 207 7744836 Email: Liabilitymanagement.eu@gs.com
Questions and requests for assistance in connection with the tender of Notes including requests for a copy of the Offer to Purchase may be directed to:
INFORMATION & TENDER AGENT
Kroll Issuer Services Limited
The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom
Attention: Owen Morris
Telephone: +44 20 7704 0880
E-mail: anglogoldashanti@is.kroll.com
Offer Website: https://deals.is.kroll.com/anglogoldashanti
        NOTICE AND DISCLAIMER
Subject to applicable law, the Offeror or any of its affiliates may, at any time and from time to time, acquire Notes, other than pursuant to the Offers, through open market or privately negotiated transactions, through tender offers, exchange offers, redemptions or otherwise, or the Offeror may redeem Notes pursuant to their terms to the extent that such Notes then permit redemption. Any future purchases of Notes may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Offers, and could be for cash or other consideration.
This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the Offers, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Offers (or to validly withdraw any such tender).
None of the Offeror, the Dealer Managers, the Information & Tender Agent or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders of Notes should participate in the Offers.
Cautionary Statement
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert mineral resource into mineral reserve and replace mineral reserves net of depletion from production and outlook of AGA’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AGA’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AGA’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AGA’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in AGA’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AGA’s annual report on Form 20-F for the year ended
December 31, 2025, which has been filed with the United States Securities and Exchange
Commission (the “SEC”). These factors are not necessarily all of the important factors that could cause AGA’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AGA’s future results, performance, actions or achievements.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.
General
This announcement is for informational purposes only and shall not constitute an offer to buy, a solicitation to buy or an offer to sell any securities. The Offers are being made only pursuant to the
Offer to Purchase and only in such jurisdictions as is permitted under applicable law. Please see the
Offer to Purchase for certain important information on offer restrictions applicable to the Offers.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 14 April 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary